Exhibit 4.13

G L O B A L  S H I P P I N G

TELEFAX

An/To Telefax Nr.  Via e-mail

Anzahl Seiten / Total number of Pages 3

An / To: Star Bulk Carriers Corp Attention: Mr. Akis Tsirigakis Mr. George Syllantavos	Von / From: Commerzbank AG Global Shipping Claas Ringleben & Carlo Glaeser Ness 7 – 9 20457 Hamburg e-mail: claas.ringleben@commerzbank.com

Telefax No.	Tel:	Date:
+49 40 3683 4068	+49 40 3683 4060	11 December 2009
If you receive this fax in error, illegible or not all pages, please call: +49-40-3683 - 4066 or - 4067

Amendment of the existing USD 120 million Credit Facility dated 27th December 2007
Waiver Letter for the period from 1 Feb 2010 – 31 Jan 2011

Dear Akis,
dear George,

we refer to our recent discussions about (a) the release of m/v Star Alpha on or around 15 December 2009, with the proceeds from the sale to be free and clear to Star Bulk, and (b) the extension of the waiver terms. We are pleased to inform you that we have obtained the necessary board approvals for both of your requests, on the basis of the following terms and conditions:

Part 1: Release of m/v Star Alpha

(a)           Release of m/v Star Alpha
m/v Star Alpha to be released upon your request for the purpose of delivering the vessel to her buyers, together with the release of the corresponding security package. We have noted that the delivery of the vessel is scheduled for or around the 15th of December 2009.

(b)           Sale Proceeds
The proceeds from the sale amounting to USD 19.85 million shall be free and clear to Star Bulk Carriers Corp.

Part 2: Term and Conditions of the extended Waiver Period

(a)           Waiver Period:
From the 01st of February 2010 to and including 31St of January 2011

(b)           Repayments
The repayment of USD 6.25 million shall commence on the 29th of January 2010, and shall continue in 3 months intervals, with the next instalments accordingly to be due end of April 2010, end of July 2010, end of October 2010, and so forth.

(c)           Required Security Amount
During the Waiver Period, the Loan to Value ratio shall at all times be below 90% until 30th of June 2010, and below 85% thereafter until the end of the Waiver Period. The calculation of the Loan to value ratio shall include, inter alia, the Pledged Deposit.

(d)           Pledged Deposit
The Pledged Deposit to be increased by USD 1.25 million to USD 7.25 million, to be held with and pledged to the Agent for the duration of the Waiver Period. The Pledged Deposit to be released after the expiry of the Waiver Period subject to the Loan to Value ratio to be equal to or below 74% after the Pledged Deposit.

(e)           Covenants:
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Payment of dividends in excess of 5 ct per share and quarter, share repurchasing, and investments subject to no Event of Default, and the Agent's prior written consent, such consent not to be unreasonably withheld, and based on a case-by-case approach considering the then prevailing market circumstances and cash flow prognosis

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Minimum Liquidity to be held in the company to be temporarily reduced to USD 650,000 per fleet vessel. The Minimum Liquidity to be increased back to the levels originally agreed upon being USD 1 million per fleet vessel, or USD 10 million, after the release in full of the Pledged Deposit

-	Equal/ non-preferential treatment of banks, i.e. Star Bulk not to agree waiver terms with other lenders that are materially more favourable than those contained herein

(f) Pricing
Libor + Cost of Funds + Margin of 2.00% for the duration of the Waiver Period.

(g) Waiver Fee:
0.15 % flat on USD 120 million, non-refundable, and payable in full on the earlier of (a) the expiration date of the current Waiver Period being 29th of January 2010 and (b) any prepayment date.

(h) Documentation
to be in form and substance to be satisfactory to the Agent and its legal advisors.

We hope that the terms and conditions set out herein are acceptable for you, in which case we ask you to kindly confirm your acceptance of the terms and conditions by duly signing, dating and returning to us the executed version until the 15th of December 2009.

Please do not hesitate to contact us in case of any questions or clarification needs, we will be at your disposal.

Yours sincerely

COMMERZBANK
Aktiengesellschaft

/s/ Claas Ringleben	/s/ Anne Randewig
(Claas Ringleben)	(Anne Randewig)

Accepted on behalf of the Borrower and the Corporate Guarantors.

Authorised Signatory	Place, Date